FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of April 20, 2006

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On April 19, 2006, in accordance with the indenture governing the terms of the notes issued by Global Crossing (UK) Finance Plc (the “Issuer”) and guaranteed by Global Crossing (UK) Telecommunications Limited, the Issuer commenced an excess cash tender offer with respect to its notes. The terms of the excess cash tender offer are set forth in the Offer to Purchase, dated April 19, 2006, a copy of which is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Offer to Purchase, dated April 19, 2006

Exhibit 99.1

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Offer to Purchase for Cash

Up to £14.652 Million

in Aggregate Principal Amount plus Accrued Interest

of

10.75% Dollar-Denominated Senior Secured Notes due 2014

($200 Million Principal Amount Outstanding)

and

11.75% Sterling-Denominated Senior Secured Notes due 2014

(£105 Million Principal Amount Outstanding)

of

GLOBAL CROSSING (UK) FINANCE PLC

This Offer will expire at 5.00 p.m., London time, on Wednesday, May 17, 2006 unless extended (such date, as the same may be extended, the “Expiration Date”).

Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales (the “Issuer”), is offering to purchase up to £14.652 million in aggregate principal amount, plus accrued interest, of its 10.75% dollar-denominated Senior Secured Notes due 2014 (the “Dollar Notes”) and 11.75% sterling-denominated Senior Secured Notes due 2014 (the “Sterling Notes” and, together with the Dollar Notes, the “Notes”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be supplemented from time to time, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

Section 4.23 of the indenture, dated as of December 23, 2004, governing the terms of the Notes (the “Indenture”) requires the Issuer, within 120 days after the end of the period that began on December 23, 2004 and ended on December 31, 2005 and for each 12-month period thereafter, to offer to purchase a portion of the Notes with 50% of the operating cash flow (“Excess Cash”) of Global Crossing (UK) Telecommunications Limited (the “Company”) from that period. This Offer is being made to purchase the maximum principal amount of the outstanding Notes that may be purchased using the Excess Cash for the period from December 23, 2004 to December 31, 2005 at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to the date of purchase. The Excess Cash for such period, calculated in accordance with the terms of the Indenture, is £14.652 million.

Notes that are properly tendered and accepted for purchase will be purchased at a cash price equal to 100% of the outstanding principal amount thereof, together with any accrued and unpaid interest thereon to the date of purchase. Payment to the tendering holders of Notes will be made on the third business day following the Expiration Date (the “Settlement Date”). No tenders will be valid if submitted after 5.00 p.m., London time, on the Expiration Date. Tenders of Notes may be validly withdrawn at any time up until 10.00 a.m., London time, on the Settlement Date.

Holders may tender all or some of their Notes in connection with the Offer in multiples of $1,000 in the case of the Dollar Notes or £1,000 in the case of the Sterling Notes; provided that any remaining Notes held by such holder may only be, in the case of the Dollar Notes, in minimum denominations of $75,000 and $1,000 integral multiples thereof or, in the case of the Sterling Notes, in minimum denominations of £50,000 and £1,000 integral multiples thereof. The Company will reject any tender by a holder which would result in such holder having less than $75,000 of the Dollar Notes or £50,000 of the Sterling Notes following the conclusion of the Offer.

If holders of more than the maximum principal amount of the Notes that may be purchased using the Excess Cash at a purchase price equal to 100% of the principal amount thereof, plus accrued interest (the “Maximum Tender Amount”) validly tender their Notes pursuant to the Offer, the Issuer will accept Notes for purchase and pay holders thereof on a pro rata basis among tendering holders of the Notes based upon the principal amounts tendered. As a result, each holder who validly tenders Notes pursuant to the Offer may have a portion of its Notes returned to it, and the amount of Notes returned will depend on the level of participation of the holders in the Offer. For purposes of determining the aggregate principal amount of the Notes tendered in order to apply the pro rata calculation, the aggregate principal amount of the Sterling Notes tendered will be converted to dollars at the noon buying rate in the City of New York for cable transfers in pounds sterling as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on April 20, 2006.

The Company retains the right to extend the Offer, if necessary.

Questions and requests for assistance may be directed to The Bank of New York, the tender agent for this Offer at the addresses and telephone numbers of the tender agent set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase and Letter of Transmittal and other related materials may be obtained from the tender agent. Beneficial owners may also contact their brokers, dealers, commercial banks or trust companies through which they hold Notes with questions and requests for assistance.

The date of this Offer to Purchase is April 19, 2006.

Holders of Notes should take note of the following dates in connection with the Offer:

Date	Calendar Date	Event

Expiration Date	May 17, 2006, unless extended	Last day for holders to tender Notes pursuant to the Offer.

Settlement Date	May 22, 2006, or the third business day after the Expiration Date

Last day for holders to validly withdraw tenders of Notes.

The Company accepts all Notes validly tendered prior to the Expiration Date and not validly withdrawn. The Company notifies the tender agent that tendered Notes are accepted for purchase and payment.

The Company will deposit with the tender agent the amount of cash necessary to pay each tendering holder the tender offer consideration and accrued and unpaid interest.

The tender agent pays each tendering holder the tender offer consideration for all Notes accepted for tender, together with accrued and unpaid interest.

i

IMPORTANT

Any holder desiring to tender Notes should either (a) complete and sign the Letter of Transmittal in accordance with the instructions therein and send or deliver such Letter of Transmittal and any other required documents to The Bank of New York as tender agent, at the addresses set forth on the back cover of this Offer to Purchase, (b) request such holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder or (c) otherwise comply with the procedures set forth under “Procedures for Tendering Notes”. A beneficial owner who has Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owner desires to tender the Notes so registered.

The Depositary Trust Company (“DTC”) has confirmed that each offer for Notes cleared through DTC is eligible for the DTC Automated Tender Offer Program (“ATOP”). DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender those Notes as if they were holders. To effect such a tender, DTC participants should transmit their acceptances to DTC through ATOP and follow the procedure for book-entry transfer set forth in “Procedures for Tendering Notes.”

To tender Notes held through the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), holders should comply with the procedures established by Euroclear or Clearstream, as applicable, for the Offers. All transfers effected through Euroclear or Clearstream will be coordinated by the tender agent.

Questions and requests for assistance may be directed to the tender agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase and Letter of Transmittal and other related materials may be obtained from The Bank of New York. Beneficial owners may also contact their brokers, dealers, commercial banks or trust companies through which they hold the Notes with questions and requests for assistance.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO A TENDER OF NOTES.

This Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its subsidiaries or affiliates since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase and, if given or made, such information or representation may not be relied upon as having been authorized by the Company.

Disclosure Regarding Forward-Looking Statements

This Offer to Purchase contains “forward-looking statements” as such term is defined in Section 21E of the US Securities Exchange Act, as amended (the “Exchange Act”). These statements set forth anticipated results based on management’s plans and assumptions. From time to time, the Company also provides forward-looking statements in other materials it releases to the public as well as in oral forward-looking statements. These forward-looking statements give the Company’s current expectations or forecasts of future events; they do not relate strictly to historical or current facts. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies. The Company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise. Investors should, however, consult any future disclosures the Company makes on related subjects. The risks, uncertainties and assumptions regarding forward-looking statements include, but are not limited to, the risk factors that are discussed in the Company’s filings with the Securities and Exchange Commission (the “Commission”), including its Annual Report on Form 20-F filed with the Commission on April 18, 2006.

Presentation of Information

All references in this Offer to Purchase to:

•	the “Company,” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	the “Issuer” refer to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, and a direct, wholly owned finance subsidiary of the Company that is the issuer of the Notes guaranteed by the Company and which has had no trading activity;

•	“Global Crossing,” refer to Global Crossing Limited, a company organized under the laws of Bermuda and the Company’s indirect parent company by which the Company is indirectly wholly owned;

•	the “UK” refer to the United Kingdom;

•	“pounds sterling,” “sterling,” “£” or “pence” refer to the lawful currency of the United Kingdom;

•	the “United States” or the “US” refer to the United States of America; and

•	“US$,” “US Dollars,” “dollars” or “$” refer to the lawful currency of the United States.

TABLE OF CONTENTS

		Page
1.	Summary	1

1	Available Information; Incorporation of Documents by Reference	3

2	Certain Information Concerning the Company	3

3	Terms of the Offer	4

4	Purpose of the Offer	5

5	Acceptance for Payment and Payment for Notes	5

6	Procedures for Tendering Notes	6

7	Withdrawal of Tenders	9

8	Certain Income Tax Considerations	9

9	The Tender Agent	12

10	Miscellaneous	12

TO HOLDERS OF

10.75% DOLLAR-DENOMINATED SENIOR SECURED NOTES DUE 2014 AND

11.75% STERLING-DENOMINATED SENIOR SECURED NOTES DUE 2014

OF GLOBAL CROSSING (UK) FINANCE PLC

This Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

The Issuer is making this Offer pursuant to Section 4.23 of the Indenture. Under the terms of the Indenture, the Issuer and the Company agreed, within 120 days after the end of the period that began on December 23, 2004 and ended on December 31, 2005 and for each 12-month period thereafter, to offer to purchase a portion of the Notes with the Company’s Excess Cash from that period. This Offer is being made to purchase the maximum principal amount of the Notes that may be purchased using the Excess Cash for the period from December 23, 2004 to December 31, 2005 at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest up to the Settlement Date. The Excess Cash for such period, calculated in accordance with the terms of the Indenture, is £14.652 million.

1. Summary

The following summary is provided solely for the convenience of the holders of the Notes. This summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specified details contained in this Offer to Purchase and any amendments hereto. Holders of the Notes are urged to read this Offer to Purchase in its entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth elsewhere in this Offer to Purchase.

Issuer	Global Crossing (UK) Finance Plc

Guarantor	Global Crossing (UK) Telecommunications Limited

The Notes

10.75% dollar-denominated Senior Secured Notes due 2014, of which $200,000,000 in aggregate principal amount is outstanding, and 11.75% sterling-denominated Senior Secured Notes due 2014, of which £105,000,000 in aggregate principal amount is outstanding.

The Offer

The Issuer is offering to purchase for cash, at a price equal to 100% of the principal amount of the Notes tendered, up to £14.652 million in aggregate principal amount, plus accrued interest, of the outstanding Dollar Notes and the outstanding Sterling Notes.

If the aggregate principal amount of the Notes validly tendered pursuant to the Offer exceeds the Maximum Tender Amount, the Issuer will accept Notes for purchase and pay holders thereof on a pro rata basis among tendering holders of the Notes based on the principal amounts tendered. As a result, each holder who validly tenders Notes pursuant to the Offer may have a portion of its Notes returned to it, and the amount of Notes returned will depend on the level of participation of holders in the Offer. For purposes of determining the aggregate principal amount of the Notes tendered in order to apply the pro rata calculation and to determine the relative amounts of Dollar and Sterling Notes tendered, the aggregate principal amount of the Sterling Notes tendered will be converted to dollars at the Noon Buying Rate on April 20, 2006. Notes will only be returned in multiples of $1,000 or £1,000. After application of the pro rata calculation, the Company will round the principal amount of Notes to be returned to a holder down to the nearest $1,000, and the Company will pay the holder cash in an amount equal to the principal amount of Notes not returned due to rounding.

Any Notes accepted for payment pursuant to the Offer shall cease to accrete or accrue interest following the Settlement Date, unless the Issuer defaults in making such payment pursuant to the Offer. Any Notes not tendered or accepted for payment pursuant to the Offer will continue to accrete or accrue interest.

Tender Offer Consideration	100% of the principal amount of the Notes accepted for purchase.

Accrued Interest

The holder of each Note validly tendered and accepted for payment will receive interest thereon from and after December 15, 2005 (the date of the most recent payment of interest preceding the Settlement Date) up to the Settlement Date, upon the terms and conditions described herein.

Expiration Date	The Expiration Date of the Offer shall be 5.00 p.m., London time, on Wednesday, May 17, 2006, unless extended. The Company retains the right to extend the Offer, if necessary.

Settlement Date

The Settlement Date is expected to be the third business day following the date on which tendered Notes are accepted for purchase in accordance with the Offer, which date is expected to be the Expiration Date.

How to Tender Notes

Holders may tender all or some of their Notes (provided that a holder may not elect to have a part of its Note purchased) in connection with the Offer in multiples of $1,000 or £1,000; provided that any remaining Notes held by such holder may only be, in the case of the Dollar Notes, in minimum denominations of $75,000 and $1,000 integral multiples thereof or, in the case of the Sterling Notes, in minimum denominations of £50,000 and £1,000 integral multiples thereof. See, “Procedures for Tendering Notes.” For further information, call the tender agent or consult your broker, dealer, commercial bank or trust company for assistance.

Withdrawal Rights

Notes tendered may be validly withdrawn at any time up until 10.00 a.m., London time, on the Settlement Date. Any Notes tendered pursuant to the Offer must be validly withdrawn if the holder wishes to sell such Notes.

Purpose of the Offer

The purpose of this Offer is to acquire the maximum principal amount of the Notes that may be purchased using 50% of the Company’s operating cash flow for the period from December 23, 2004 to December 31, 2005 at a purchase price equal to 100% of the principal amount purchased, plus accrued interest.

Brokerage Commissions	No brokerage commissions are payable by holders of the Notes.

Further Information

Additional copies of this Offer to Purchase and the Letter of Transmittal may be obtained by contacting The Bank of New York at the addresses and telephone numbers at the back cover of this Offer to Purchase.

2    Available Information; Incorporation of Documents by Reference

The Company is subject to the information requirements of the Exchange Act. As a result, the Company files or furnishes periodic reports, consisting of annual reports on Form 20-F and current reports on Form 6-K, and other information with the Commission. As a foreign private issuer, the Company is exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and rules relating to short-swing profits reporting and liability. Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates. Such material may also be accessed electronically by means of the Commission’s home page on the Internet (http://www.sec.gov).

3    Certain Information Concerning the Company

The Company is an indirect, wholly owned subsidiary, and the principal UK telecommunications business, of Global Crossing and one of the leading UK providers of managed network communications services. The Company has a strong and established enterprise customer base, including over 100 UK government departments, as well as information technology systems integrators, rail sector customers and major corporate clients. The Company provides its enterprise customers with a range of services generally tailored to their specific requirements. Revenue from enterprise customers with whom the Company had a multi-year contractual relationship provided 84.8% of our revenue in 2005 and, in total, enterprise customers represented 92.2% of revenue in 2005. The Company also provides carrier services to national and international communications service providers. The data services provided to carrier customers represented 7.2% of our revenue in 2005, while voice services provided to carrier customers represented 0.6% of our revenue.

The Company operates the most extensive fiber optic network in the UK after BT and Cable and Wireless, reaching within two kilometers of 64% of UK central business delivery addresses as tracked by Royal Mail. Because of its network’s reach and capacity, the Company believes that it is well positioned to take advantage of new business opportunities with modest incremental capital expenditure.

The Company’s business strategy is to capitalize on the expected growth in demand for complex, converged IP, managed telecommunications services and capacity while maintaining its recurring revenue stream and stable margins. Despite an economic downturn and a challenging telecommunications spending environment, the Company was able to achieve relative financial stability through its significant contract-based recurring revenue stream, strong product and service suite and strong customer relationships. Its financial results for the year ended December 31, 2005 included revenue of £239.5 million, EBITDA of £65.5 million (amounting to an EBITDA margin of 27.3%) and net cash provided from operating activities less capital expenditure of £28.2 million.

The Company provides a wide range of telecommunications services, including voice, data and IP services, to government and other public sector organizations, major corporations and other communications companies. In general, it provides enterprise customers with a range of managed services that typically are complex in character and often tailored to address these customers’ specific data networking requirements. The Company also supplies basic and advanced voice services, including national and international direct dial, teleconferencing and non-geographic number services (for example, toll-free services).

The Company’s capacity sales consist of sales to other network operators and communications providers of IP transit, structured capacity, wavelengths and private lines. It also sells wholesale voice services that include carrier voice service, “One Rate” service, carrier pre-select and non-geographic numbering to carriers. The Company currently provides capacity, dark fiber and empty fiber ducts to third parties pursuant to indefeasible right to use agreements. In addition to the enterprise and carrier services, the Company also provides a range of collaborative services, including audio, video and Web conferencing services.

4    Terms of the Offer

The Issuer is making this Offer pursuant to Section 4.23 of the Indenture. Under the terms of the Indenture, the Issuer and the Company agreed, within 120 days after the end of the period that began on December 23, 2004 and ended on December 31, 2005 and for each 12-month period thereafter, to offer to purchase a portion of the Notes with the Company’s Excess Cash for that period. This Offer is being made to purchase the maximum principal amount of the Notes that may be purchased using the Excess Cash for the period from December 23, 2004 to December 31, 2005 at a purchase price equal to 100% of the principal amount of the Notes purchased, plus any accrued and unpaid interest up to the Settlement Date. The Excess Cash for such period, calculated in accordance with the terms of the Indenture, is £14.652 million.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Issuer is offering to purchase for cash up to £14.652 million in aggregate principal amount, plus accrued interest, of the outstanding Dollar Notes and the outstanding Sterling Notes at a price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest from the last interest payment date to the Settlement Date, payable on the Settlement Date. Holders who validly tender their Notes prior to 5.00 p.m., London time, on the Expiration Date will, subject to the terms and conditions of the Offer, receive the tender offer consideration.

Holders may tender all or some of their Notes (provided that a holder may not tender a part of a Note) in connection with the Offer in multiples of $1,000 or £1,000; provided that any remaining Notes held by such holder may only be, in the case of the Dollar Notes, in minimum denominations of $75,000 and $1,000 integral multiples thereof or, in the case of the Sterling Notes, in minimum denominations of £50,000 and £1,000 integral multiples thereof. The Company will reject any tender by a holder which will result in such holder having less than $75,000 of the Dollar Notes or less than £50,000 of the Sterling Notes following the conclusion of the Offer.

If the aggregate principal amount of the Notes validly tendered pursuant to the Offer exceeds the Maximum Tender Amount, the Issuer will accept Notes for purchase and pay holders thereof on a pro rata basis among tendering holders of the Notes based on the principal amounts tendered. As a result, each holder who validly tenders Notes pursuant to the Offer may have a portion of its Notes returned to it, and the amount of Notes returned will depend on the level of participation of holders in the Offer. For purposes of determining the aggregate principal amount of the Notes tendered in order to apply the pro rata calculation and to allocate the tender offer consideration among the Dollar Notes and the Sterling Notes, the aggregate principal amount of the Sterling Notes tendered will be converted to dollars at the Noon Buying Rate on April 20, 2006. Notes will be returned only in multiples of $1,000 with respect to the Dollar Notes or in multiples of £1,000 with respect to the Sterling Notes. After application of the pro rata calculation, the Company will round the principal amount of Notes to be returned to a holder down to the nearest $1,000 or £1,000 and the Company will pay the holder cash in an amount equal to the principal amount of Notes not returned due to rounding.

All Notes validly tendered in accordance with the procedures set forth in Section 7 and not withdrawn in accordance with the procedures set forth in Section 8 on or prior to the Settlement Date will, upon the terms and subject to the conditions hereof, be accepted for payment by the Company, and payments will be made therefor, on the Settlement Date.

Any Notes not tendered or accepted for payment in accordance with the terms of the Offer will continue to accrete or accrue interest after the Settlement Date. Any Notes accepted for payment will cease to accrete or accrue interest unless the Issuer defaults in making such payment pursuant to the Offer.

Tenders of Notes made on or prior to the Expiration Date may be validly withdrawn at any time up until 10.00 a.m., London time, on the Settlement Date. Any Notes tendered pursuant to the Offer must be validly withdrawn if the holder wishes to sell such Notes. In addition, tendered Notes may be validly withdrawn if the Offer is terminated without any Notes being purchased thereunder. In the event of a termination of the Offer, Notes tendered pursuant to the Offer will be promptly returned to the tendering holders.

Subject to applicable securities laws and the terms set forth in this Offer to Purchase, the Company reserves the right, prior to the expiration of the Offer, (i) to waive any and all conditions to the Offer, (ii) to terminate the Offer or extend the Expiration Date or (iii) otherwise to amend the Offer in any respect. Any amendment to the Offer will apply to all Notes tendered in the Offer regardless of when or in what order such Notes are tendered. In order to extend, amend or terminate the Offer, the Company will notify the tender agent by written notice and each registered holder by written notice or by means of a press release or other public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9.00 a.m., London time, on the next business day after the previously scheduled Expiration Date.

If the Company makes a material change to the terms of the Offer or the information concerning the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law.

Neither the Company nor its Board of Directors is making any recommendation as to whether to tender the Notes. Holders must make their own decision with regard to tendering Notes.

5    Purpose of the Offer

The purpose of the Offer is to acquire the maximum principal amount of the outstanding Dollar Notes and the outstanding Sterling Notes that may be purchased using the Company’s Excess Cash for the period from December 23, 2004 to December 31, 2005 at a purchase price equal to 100% of the principal amount thereof, plus accrued interest.

6    Acceptance for Payment and Payment for Notes

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will promptly pay for, all Notes validly tendered pursuant to the Offer (and not withdrawn, or if withdrawn validly retendered). Such payment shall be made by the deposit of the tender offer consideration and the accrued interest payable to each tendering holder in immediately available funds by the Company promptly after the Expiration Date with The Bank of New York as tender agent. Payments in respect of accepted Dollar Notes will be made in dollars and payments in respect of accepted Sterling Notes will be made in pounds sterling. The tender agent will act as agent for tendering holders for the purpose of receiving payment from the Company and transmitting such payment to tendering holders. Under no circumstances will interest on the tender offer consideration be paid by the Company by reason of any delay on behalf of the tender agent in making payment. The Company expressly reserves the right, in its sole discretion (subject to Rule 14e-1(c) under the Exchange Act which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the tender offer), to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law. In all cases, payment by the tender agent to the holders of the tender offer consideration for Notes purchased pursuant to the Offer will be made only after receipt by the tender agent of (i) timely confirmation of a book-entry transfer of such Notes into the tender agent’s account pursuant to the procedures set forth in Section 7, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or a properly transmitted Agent’s Message (as defined below) through ATOP or through the procedures of Euroclear and Clearstream and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, tendered Notes will be deemed to have been accepted for payment, if, as and when the Company gives oral or written notice thereof to the tender agent.

If the aggregate principal amount of the Notes validly tendered pursuant to the Offer exceeds the Maximum Tender Amount, the Company will accept Notes for purchase and pay holders thereof on a pro rata basis among tendering holders of the Notes based on the principal amounts tendered. As a result, each holder who validly tenders Notes pursuant to the Offer may have a portion of its Notes returned to it, and the amount of Notes returned will depend on the level of participation of holders in the Offer. Notes will be returned only in multiples of $1,000 or £1,000. After application of the pro rata calculation, the Company will round the principal amount of Notes to be returned to a holder down to the nearest $1,000 or £1,000 and the Company will pay the holder cash in an amount equal to the principal amount of Notes not returned due to rounding. With respect to tendered Notes that are to be returned to holders, the Notes will be returned without expense to the tendering holder promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC or Euroclear or Clearstream, as applicable, from which such Notes were delivered) after the expiration or termination of the Offer.

7    Procedures for Tendering Notes

Letter of Transmittal or Agent’s Message

A holder’s tender of the Notes as set forth below and the Company’s acceptance thereof will constitute a binding agreement between such holder and the Company upon the terms and subject to the conditions of this Offer. Except as set forth below, a holder (which term, for purposes of the Offer, includes any participant in the relevant book-entry transfer facility (as discussed below) system whose name appears on a security position listing as the holder of such unregistered notes) who wishes to tender Notes in the Offer must do so via one of two methods, depending on whether such holder holds certificated notes or holds book-entry interests in a global note.

Tender procedure for certificated notes: A holder of a certificated note must transmit the form entitled “Option of Holder to Elect Purchase” set forth at the back of such certificate, together with a Letter of Transmittal, each properly completed and signed, including all other documents required by Letter of Transmittal to The Bank of New York, as the tender agent, at the addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Letters of Transmittal and related documents relating to the Sterling Notes must be sent to the tender agent’s London address, while Letters of Transmittal and related documents relating to the Dollar Notes must be sent to the tender agent’s New York address.

In addition, either (i) certificates for those Notes must be received by the tender agent along with the Letter of Transmittal prior to the Expiration Date, or (ii) the holder must comply with the guaranteed delivery procedures described below.

If less than all the Notes held by a holder of certificated Notes are tendered, a tendering holder should fill in the amount of Notes being tendered in the specified box on the Letter of Transmittal. The entire amount of Notes delivered to the tender agent will be deemed to have been tendered unless otherwise indicated.

Tender procedure for book-entry interests in global notes: A holder of a book-entry interest in a global note must tender via book-entry transfer by transmitting an agent’s message in place of the Letter of Transmittal to The Bank of New York, as the tender agent, on or prior to the Expiration Date.

In addition, a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of those tendered Notes into the appropriate tender agent’s account at DTC, Euroclear or Clearstream, as the case may be (the “book-entry transfer facilities”), pursuant to the procedures of book-entry transfer described below, must be received by the tender agent prior to the Expiration Date along with the agent’s message. The term “agent’s message” means a message, transmitted by the appropriate book-entry transfer facility (through the appropriate program for DTC, Euroclear or Clearstream) to and received by the tender agent and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an acknowledgement from the tendering participant, which acknowledgement states that the participant has received and agrees to be bound by, and makes the representations and warranties contained in, the Letter of Transmittal and that the Company may enforce that Letter of Transmittal against that participant.

If less than all the book-entry interests in a global note held by a participant in the relevant clearing system are tendered, the participant should indicate the amount of book-entry interests being tendered in the agent’s message. The entire amount of book-entry interests delivered to the applicable tender agent will be deemed to have been tendered unless otherwise indicated.

No Letter of Transmittal should be sent to the Company but must instead be delivered to the tender agent. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the tender agent.

A beneficial owner of Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wishes to tender Notes in the Offer should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If a beneficial owner wishes to tender Notes on its own behalf, it must, prior to completing and executing the Letter of Transmittal and delivering the Notes either:

•	make appropriate arrangements to register ownership of the Notes in the beneficial owner’s name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and might not be completed prior to the Expiration Date.

TRANSMISSION OF AN AGENT’S MESSAGE, THE METHOD OF DELIVERY OF NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER OF THE NOTES. IF THAT DELIVERY IS BY MAIL, THE COMPANY RECOMMENDS THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO THE COMPANY.

Signature Guarantees

If tendering certificated notes, a holder must arrange for an eligible institution (as defined below) to guarantee the signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, unless the Notes are tendered (i) by a holder of the Notes who has not completed the box entitled “Special Payment and Issuance Instructions” or “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an eligible institution. An “eligible institution” includes any firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or any other eligible institution within the meaning of Rule 17Ad-15 of the Exchange Act. If Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Notes tendered pursuant to the Offer must be endorsed by the holder, or be accompanied by a written instrument or instruments of transfer in satisfactory form as determined by the Company in its sole discretion, signed by the registered holder with the signature thereon guaranteed by an eligible institution.

If a Letter of Transmittal or any Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless the Company waives the requirement, proper evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

Questions of Validity; Company’s Absolute Right of Rejection

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Notes tendered pursuant to the Offer will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Note not properly tendered or to not accept any particular Note which acceptance might, in its judgment or the judgment of its counsel, be unlawful. The Company also reserves the absolute right to waive any defects, irregularities or conditions of this Offer as to any particular Note either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Notes in the Offer). The interpretation of the terms and conditions of this Offer as to any particular Note either before or after the Expiration Date (including the appropriate Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes pursuant to the Offer must be cured within such reasonable period of time as the Company shall determine. Neither the Company nor the tender agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Notes, nor shall any of them incur any liability for failure to give such notification.

In addition, to the extent permitted by law, the Issuer and the Company reserve the right in their sole discretion to purchase or make offers for any Notes that remain outstanding after the Expiration Date in the open market, in privately negotiated transactions or otherwise. The terms of these purchases or offers, if any, could differ from the terms of the Offer.

Book-Entry Transfer of Book-Entry Interests in Global Notes

The tender agent will make requests to establish accounts at the book-entry transfer facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. A financial institution that is a participant in the book-entry transfer systems must make book-entry delivery of such participant’s Notes being tendered by causing the book-entry transfer facilities to transfer your Notes into the tender agent’s account at the book-entry transfer facilities by following the appropriate procedures for transfer, for example, for the Dollar Notes by causing DTC to transfer such Notes to the tender agent’s DTC account in accordance with DTC’s ATOP procedures. Payment of the tender offer consideration for tendered Notes will only be made after a timely confirmation of a book-entry transfer of such Notes into the tender agent’s account and timely receipt by the tender agent of an agent’s message and after receipt of SWIFT instructions confirming the blocking of such Notes.

Guaranteed Delivery Procedures

A registered holder whose certificated Notes are not immediately available or time will not permit its Notes or other required documents to reach the tender agent before the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may tender its Notes if:

•	the tender is made through an eligible institution;

•	prior to the Expiration Date, the tender agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, in the form provided by the Company and the Issuer; and

•	the Letter of Transmittal and certificates for all physically tendered Notes, in proper form for transfer, or a book-entry confirmation and all other documents required by the Letter of Transmittal are received by the tender agent within three business days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery shall state the holder’s name and address and the amount of Notes tendered, that the tender is being made thereby and guaranteeing that within three business days after signing the notice of guaranteed delivery, the Letter of Transmittal and certificates for all physically tendered Notes, in proper form for transfer, or a book-entry confirmation and any other documents required by the applicable Letter of Transmittal will be deposited by the eligible institution with the tender agent.

8    Withdrawal of Tenders

A holder may withdraw its tender of Notes at any time until to 10.00 a.m., London time, on the Settlement Date.

For a withdrawal to be effective, a written notice of withdrawal of certificated Notes or, for book-entry interests, a notice of withdrawal that complies with the respective procedures of DTC, Euroclear or Clearstream, must be received by the tender agent at the addresses set forth at the back cover of this Offer to Purchase by 10.00 a.m., London time, on the Settlement Date. If the Notes were tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn Notes.

A notice of withdrawal of certificated Notes must:

•	specify the holder’s name;

•	include a statement that the holder is withdrawing its election to have its Notes purchased and identify the Notes to be withdrawn, including the certificate number or numbers and principal amount of such Notes;

•	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such holder’s Notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of such holder’s Notes register the transfer of such holder’s Notes into such holder’s name; and

•	specify the name in which any such Notes are to be registered, if different from the name of the holder.

The Issuer and the Company will determine all questions as to the validity, form and eligibility of a notice of withdrawal and such determination shall be final and binding on the holder. Any Notes withdrawn will not be considered to have been validly tendered. The Issuer and the Company will return the Notes which have been tendered but withdrawn or otherwise not accepted for payment without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of this Offer. A holder may re-tender its properly withdrawn Notes by following one of the above procedures before the Expiration Date.

9    Certain Income Tax Considerations

Certain US Federal Income Tax Considerations

The following is a summary of the material US federal income tax consequences to US holders (as defined below) of tendering Notes pursuant to the Offer. This discussion is based upon the current provisions of the US Internal Revenue Code of 1986, as amended, or the Code, the applicable US Treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may occur in the future that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions. As used herein, a “US holder” means a beneficial owner of a Note who is, for US federal income tax purposes: a citizen or resident of the US; an entity treated as a corporation for US federal tax purposes created or organised under the laws of the US or any political subdivision of the US; an estate, the income of which is subject to US federal income tax regardless of its source; or a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

Certain aspects of US federal income taxation relevant to a beneficial owner of a Note that is an individual, a corporation, an estate or a trust other than a US holder, or a non-US holder, are also discussed below. The discussion below assumes that the Notes will be treated as debt for US federal income tax purposes. The discussion does not address all aspects of US federal income taxation that might be relevant to particular holders due to their personal investment circumstances or status, nor does it discuss the consequences to holders subject to special treatment under the US federal income tax laws, such as dealers in securities or non-US currency, brokers, taxpayers that have elected mark-to-market accounting, financial institutions or “financial services entities,” insurance companies, tax-exempt organizations or private foundations, taxpayers holding notes as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated investment, US holders that have a “functional currency” other than the US dollar, US expatriates or former long-term residents of the US and persons subject to the alternative minimum tax. This discussion does not address the tax treatment of partnerships or other passthrough entities or persons who hold the notes through a partnership or other pass-through entity. Moreover, the effect of any applicable state, local or non-US tax laws or the applicability of US federal gift or estate taxation is not discussed. Except as otherwise indicated below, this discussion is generally limited to the tax consequences to beneficial owners of the notes that hold the notes as capital assets (within the meaning of Section 1221 of the Code). Holders should consult their own tax advisor concerning the application of US federal income tax laws, as well as the laws of any state, local or non-US taxing jurisdiction to its particular situation.

Treatment of Notes Sold Pursuant to the Offer

A tendering US holder who receives cash in exchange for Notes pursuant to the Offer generally will recognize gain or loss equal to the difference, if any, between the amount realized and the US holder’s adjusted tax basis in the Notes sold. A US holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued and unpaid interest) to the US holder (special basis rules apply in the case of an election to include accrued market discount income as discussed below). Except to the extent of exchange gain or loss discussed below, gain or loss recognized by a US holder of a note will be capital gain or loss and will be long-term capital gain or loss if the Note has been held, or treated as held, by the US holder for more than one year at the time of sale. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitations.

Any amounts received in exchange for the Notes pursuant to the Offer attributable to accrued and unpaid interest will be taxed as ordinary interest income and treated as non-US source income for foreign tax credit purposes. A tendering US holder that acquired a Note at a market discount (generally, at a price below the Note’s stated redemption price at maturity) generally must treat any gain recognized on the exchange thereof as interest income, rather than capital gain, to the extent of market discount that has accrued on the Note but has not been previously included in the income of the holder. Generally the market discount rules treating gain as interest income do not apply unless the stated redemption price of a Note exceeds the acquisition price by more than a de minimis amount (generally, one quarter of one per cent. of the stated redemption price at maturity of the Notes multiplied by the number of years to maturity from the date of the Note’s acquisition). In addition those rules will not apply if the holder has elected to include any market discount in gross income as it accrued; in such case, the holder’s basis in the Note is increased by the accrued market discount included in income.

Foreign Currency

Because the Sterling Notes and the interest payments on them will be denominated in a non-US currency, US holders may need to take into account the effect of changes in the rate of currency exchange.

The basis of Sterling Notes is the US dollar value of the non-US currency purchase price of the note translated at the spot rate for the date of purchase or, in some cases, the settlement date. A US holder will have a tax basis in any non-US currency received on the sale equal to the US dollar value of that non-US currency on the date of receipt. A US holder will recognize exchange gain or loss to the extent that the rate of exchange on the date of receipt of non-US currency differs from the rate of exchange on the date the note was acquired or deemed acquired. Exchange gain or loss is recognized, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a US holder’s tax basis in a note will generally equal the US dollar cost of the note. Exchange gain or loss recognized by a US holder will generally be treated as ordinary income or loss. Any such gain realized generally will be treated as US source income and any such loss realized generally will be allocated against US source income for US foreign tax credit purposes.

A US holder of a Sterling Note that uses the cash method of accounting measures interest paid in non-US currency by translating the amount of non-US currency into dollars at the spot rate on the date of receipt or payment. A US holder that uses the accrual method of accounting is generally required to determine interest income received using either of two methods. Under the first method, the dollar value of interest accrued is translated at the average rate of exchange for the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year). Under the second method, a US holder can make an election (which must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the US Internal Revenue Service) to accrue interest on a note at the spot rate on the last day of an interest accrual period (or, in the case of an accrual period that spans two taxable years, the last day of the taxable year), or, if the last day of an accrual period is within five business days of receipt of the interest payment, the spot rate on the date of receipt. A US holder that uses the accrual method of accounting will recognize exchange gain or loss, as the case may be, on the receipt of non-US currency to the extent that the exchange rate on the date payment is received differs from the rate applicable to the accrual of that income. This currency gain or loss will generally be treated as ordinary income or loss, and sourced to the US for foreign tax credit purposes.

Information Reporting and Back-up Withholding.

Proceeds from the sale of a Note paid to a US holder, other than a corporation or other exempt recipient, will be reported to the US Internal Revenue Service. A US holder may be subject to US back-up withholding on proceeds from the sale of a Note unless the US holder provides an accurate taxpayer id number or certification of exempt status.

Proceeds from the sale of a Note paid to a non-US holder to or through the US office of any broker, US or non-US, or the non-US office of a US person or a US-related person, will be subject to information reporting and possible back-up withholding unless the holder certifies its non-US status or otherwise establishes an exemption.

The back-up withholding tax rate is currently at a rate of 28%. Any amount withheld under the back-up withholding rules will be creditable against the holder’s US federal income tax liability, subject to satisfaction of certain procedural requirements. Holders of Notes are urged to consult their tax advisors to determine whether they qualify for exemption from US withholding and the procedure for obtaining an exemption, if applicable.

The preceding discussion of the material US federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to the particular tax consequences to it of purchasing, holding and disposing of notes, including the applicability and effect of any state, local or non-US tax laws, and of any proposed changes in applicable law.

Certain UK Tax Considerations

General

The following statements are intended to apply only as a general guide to current UK law and to the current practice of UK HM Revenue and Customs. They are intended to apply only to holders who are resident in the UK for UK tax purposes, who hold their Notes as an investment and who are the beneficial owners of the Notes. The statements may not apply to certain classes of holders such as dealers in securities, collective investment vehicles and insurance companies. Holders of the Notes who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisors.

Individual Holders—Taxation of Chargeable Gains

The Sterling Notes should constitute “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by an individual holder of Sterling Notes should not give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

The Dollar Notes should not be “qualifying corporate bonds” for the purposes of UK taxation of chargeable gains. Accordingly, a disposal by an individual holder who is resident, or ordinarily resident, in the UK, or who carries on a trade, profession, or vocation in the UK through a branch or agency to which those Dollar Notes are attributable, may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains (including any gain or loss attributable to exchange rate differences).

Individual Holders—Accrued Income Scheme

The provisions of the scheme known as the “Accrued Income Scheme” may apply to certain holders who are not subject to UK corporation tax. On a transfer by an individual holder any interest which has accrued since the last interest payment date may be chargeable to tax as income if that holder is resident, or ordinarily resident, in the UK, or carries on a trade, profession, or vocation in the UK through a branch or agency to which those notes are attributable. There are provisions to prevent any particular income from being charged under the Accrued Income Scheme and also as a chargeable gain.

UK Corporation Tax Payers

In general, holders within the charge to UK corporation tax will be treated as realizng gains or losses in respect of the Notes, including those attributable to exchange rate differences, which will be charged to tax as income in each accounting period on a basis broadly reflecting the treatment in the statutory accounts of that holder and calculated in accordance with that holder’s authorized accounting methods.

10    The Tender Agent

The tender agent for this Offer is The Bank of New York. All deliveries, correspondence and questions sent or presented to the tender agent relating to this Offer should be directed to one of the addresses or telephone numbers set forth on the back cover of this Offer to Purchase. Requests for information or additional copies of this Offer to Purchase should be directed to the tender agent.

The Company will pay the tender agent reasonable and customary compensation for its services, plus reimbursement for reasonable out-of-pocket expenses and will indemnify the tender agent against certain liabilities and expenses in connection therewith.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the tender agent) in connection with the solicitation of tenders of the Notes pursuant to this Offer.

11    Miscellaneous

The Company is not aware of any jurisdiction where the making of this Offer is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where making this Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to this Offer. If, after such good faith effort, the Company cannot comply with such applicable laws, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of the Notes residing in such jurisdiction.

The tender agent is not making any representations as to the information contained herein.

Questions and requests for assistance or for additional copies of this Offer to Purchase or the Letter of Transmittal should be directed to the tender agent addressed as follows:

In respect of the Sterling Notes:

By Mail, Hand, Overnight Delivery or Courier:

The Bank of New York

One Canada Square

London

E14 5AL

Attention: Corporate Trust

Fax: +44 20 7964 6399

For confirmation by Telephone: +44 20 7570 1784

In respect of the Dollar Notes:

By Mail, Hand, Overnight Delivery or Courier:

The Bank of New York

Corporate Trust Operations–Reorganization Unit

101 Barclay Street–7 East

New York, New York 10286

Attention: Diane Amoroso

Fax: (212) 298-1915

For Confirmation by Telephone: (212) 815-6331

The Irish tender agent for this Offer is AIB/BNY Fund Management Ireland Limited which may be contacted as follows:

AIB/BNY Fund Management Ireland Limited

Guild House, Guild Street

Dublin

Attention: Corporate Trust

Fax: +44 20 7956 6399

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Bernard Keogh
Name:	Bernard Keogh
Title:	Director

Date: April 20, 2006